Filed pursuant to Rule 424(b)(5)

Registration No. 333-260758

Supplement No. 1 dated February 25, 2022

To Prospectus Supplement dated November 4, 2021

(To Prospectus dated November 4, 2021)

$300,000,000

Watsco, Inc.

Common stock

This supplement, referred to as this Supplement, supplements certain information contained in the prospectus supplement dated November 4, 2021, referred to as the prospectus supplement, relating to the issuance and sale of shares of our Common stock, par value $0.50 per share, referred to as the Common stock, having an aggregate gross sales price of up to $300,000,000 from time to time through Robert W. Baird & Co. Incorporated, referred to as Baird, acting as agent or principal, in negotiated transactions or transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended, referred to as the Securities Act, including sales made directly on the New York Stock Exchange, or the NYSE, or sales made to or through a market maker other than on an exchange. This Supplement should be read in conjunction with the prospectus supplement and the prospectus dated November 4, 2021 to which the prospectus supplement relates. Defined terms used in this Supplement and not defined herein have the respective meanings ascribed to such terms in the prospectus supplement. This Supplement amends only those sections of the prospectus supplement contained in this Supplement; all other sections of the prospectus supplement remain unchanged.

This Supplement is being filed to reflect the amendment and restatement on February 25, 2022, of that certain sales agreement dated August 6, 2021, which we refer to as the amended and restated sales agreement, among us, Baird and Goldman Sachs & Co. LLC, referred to as Goldman Sachs, to include Goldman Sachs as an additional agent under the amended and restated sales agreement. Accordingly, each reference to the term “agent” in the prospectus supplement is hereby amended to refer to “agents” and include Goldman Sachs and each reference to the term “sales agreement” in the prospectus supplement is hereby amended to refer to the amended and restated sales agreement.

As of the date of this Supplement, we had not sold any shares of our Common stock under the sales agreement; consequently, shares of Common stock having an aggregate gross sales price of $300,000,000 currently remain available for sale under the prospectus supplement, this Supplement and the accompanying prospectus.

Our Common stock is listed on the New York Stock Exchange under the ticker symbol “WSO.” On February 24, 2022, the last reported sale price for our Common stock was $262.57 per share.

Investing in our securities involves risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS SUPPLEMENT, THE PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Baird	Goldman Sachs & Co. LLC

The date of this Supplement is February 25, 2022.

The following section of the prospectus supplement is hereby amended and restated as follows:

PLAN OF DISTRIBUTION

We have entered into an amended and restated sales agreement, dated as of February 25, 2022, with Robert W. Baird & Co. Incorporated and Goldman Sachs & Co. LLC, each as an agent and collectively, the agents, which amends and restates that certain sales agreement, dated August 6, 2021, under which we may from time to time offer and sell shares of our Common stock having an aggregate gross sales price of up to $300,000,000. Sales of shares of our Common stock, if any, under this prospectus supplement and the accompanying prospectus may be made in transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act, including sales made directly on the NYSE or sales made to or through a market maker other than on an exchange, or in negotiated transactions, which may include block trades.

The amended and restated sales agreement amends and restates the sales agreement that we entered into with Baird as agent, under our shelf registration statement on Form S-3 (File No. 333-260758), to include Goldman Sachs as an additional agent. As of February 23, 2022, we had not sold any shares of our Common stock under the sales agreement; consequently, shares of Common stock having an aggregate gross sales price of $300,000,000 currently remain available for sale under the prospectus supplement, this Supplement and the accompanying prospectus.

The offering of the shares of our Common stock by an agent is subject to receipt and acceptance of written instructions and subject to such agent’s right to decline any order in whole or in part. Upon its acceptance of a placement notice from us, an agent will use its commercially reasonable efforts consistent with its normal sales and trading practices to solicit offers to purchase shares of our Common stock up to the amount specified, and in accordance with the terms and conditions set forth in the amended and restated sales agreement. The placement notice that we deliver will set forth the number of shares to be issued, the time period during which sales are requested to be made by such agent, any limitation on the number of shares that may be sold in any one trading day and any minimum price below which sales may not be made. We or the applicable agent may suspend the offering of shares of our Common stock upon proper notice and subject to other conditions. There is no arrangement for funds to be received in an escrow, trust or similar account. Sales of shares of our Common stock as contemplated by this prospectus supplement will be settled through the facilities of DTC.

An agent will provide written confirmation to us no later than the opening of the trading day on the NYSE on the day following the trading day on which shares of our Common stock were sold under the amended and restated sales agreement by such agent. Each confirmation will include the number of shares sold on the relevant day, the net proceeds to us and the compensation payable by us to such agent in connection with the sales.

We will pay each agent commissions for its services in acting as agent and/or principal in the sale of shares of our Common stock. Each agent will be entitled to compensation of up to 2.0% of the gross sales price of all shares of Common stock sold through it pursuant to the amended and restated sales agreement. We estimate that the total expenses for the offering, excluding compensation payable to the agents under the terms of the amended and restated sales agreement, will be approximately $140,000, inclusive of the SEC registration fee.

To the extent we have not sold Common stock under the amended and restated sales agreement with an aggregate offering price of at least $15,000,000 by August 6, 2023 (or, if earlier, the date on which the amended and restated sales agreement is terminated), we have agreed to reimburse the agents up to $62,500 in the aggregate for their reasonable out of pocket expenses, including the reasonable fees and disbursements of counsel retained by the agents.

We may also sell shares of our Common stock to an agent as principal for its own account at a price agreed upon at the time of sale. If we sell shares of our Common stock to an agent as principal, we will enter into a separate agreement with such agent setting forth the terms of such transaction, and, to the extent required by applicable law, we will describe this agreement in a separate prospectus supplement or pricing supplement.

We will report at least quarterly the number of shares of our Common stock sold through the agents under the amended and restated sales agreement, the net proceeds to us and the compensation paid by us to the agents in connection with the sales of shares of our Common stock.

The agents and their respective affiliates have provided, and may in the future provide, various investment banking, commercial banking, fiduciary and advisory services for us from time to time for which they have received, and may in the future receive, customary fees and expenses. The agents and their respective affiliates may, from time to time, engage in other transactions with and perform services for us in the ordinary course of their business.

In the ordinary course of their business activities, the agents and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates.

In connection with the sale of shares of our Common stock on our behalf, the agents may be deemed to be “underwriters” within the meaning of the Securities Act and the compensation of the agents may be deemed to be underwriting commissions or discounts. We have agreed to indemnify the agents against specified liabilities, including liabilities under the Securities Act, or to contribute to payments that the agents may be required to make because of those liabilities.

The offering of shares of our Common stock pursuant to the amended and restated sales agreement will terminate upon the earlier of (1) the sale of shares of Common stock under the amended and restated sales agreement having an aggregate gross sales price of $300,000,000 and (2) the termination of the amended and restated sales agreement. The amended and restated sales agreement may be terminated by the agents at any time by giving us three days’ notice, by us at any time, and by the agents at any time in certain circumstances, including the occurrence of a material adverse change in our company.

3